Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Limited (the “Company” or “Skeena”)
Suite 650 – 1021 West Hastings St.

Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

September 8, 2022.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on September 8, 2022 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On September 8, 2022, Skeena announced the results of a Feasibility Study (“FS”) for the Eskay Creek gold-silver project (“Eskay Creek” or the "Project") located in the Golden Triangle of British Columbia. The FS highlighted a high-grade open-pit averaging 3.87 g/t gold equivalent and an after-tax net present value (5%) of C$1.41 billion at a base case of US$1,700 gold and US$19 silver.

Item 5.	Full Description of Material Change

On September 8, 2022, the Company announced the results of the FS completed by Ausenco Engineering Canada Inc., supported by SRK Consulting (Canada), and AGP Mining Consultants, for Eskay Creek.

Eskay Creek 2022 FS Highlights:

•	After-tax net present value (“NPV”) (5%) of C$1.41 billion at a base case of US$1,700 gold and US$19 silver

•	After-tax internal rate of return (“IRR”) of 50.2% and an after-tax payback on pre-production capital expenditures of 1 year

•	Open-pit averaging 3.87 g/t gold equivalent (“AuEq”) (2.99 g/t gold and 79 g/t silver) (diluted) with a strip ratio of 7.5:1

•	Years 1 - 5 average annual production of 431,000 AuEq ounces

•	Life of mine (“LOM”) production of 3.2 million AuEq ounces from 2.4 million ounces of gold and 66.7 million ounces of silver

•	Estimated pre-production capital expenditures (“CAPEX”) of C$592 million, yielding an after-tax NPV:CAPEX ratio of 2.4:1

•	LOM all-in sustaining cost (“AISC”) of US$652/oz AuEq recovered in concentrate

•	Proven and Probable open-pit mineral Reserves of 29.9 million tonnes containing 2.87 million ounces gold and 75.5 million ounces silver (combined 3.85 million AuEq oz)

•	A carbon intensity of 0.20 t CO2e/oz AuEq produced

Further details are available in the news release, published on Skeena’s website.

The full report underpinning the FS will be filed within the required timeline.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Andrew MacRitchie, CFO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 9th day of September 2022.